UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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            In the Matter of                    :
                                                :
      AMERICAN ELECTRIC POWER COMPANY, INC.     :
      1 Riverside Plaza                         :    CERTIFICATE OF
      Columbus, OH 43215                        :     NOTIFICATION
                                                :
      File No. 70-8429                          :
                                                :
(Public Utility Holding Company Act of 1935)    :
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      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Order of the Securities and Exchange Commission with respect thereto, dated December 26, 2000 (HCAR No. 35-27316), as follows:

            On March 4, 2003, AEP issued and sold to a group of Underwriters, including JP Morgan and Salomon Smith Barney, 10,000,000 shares of our common stock.

      File No. 333-86050, Form S-3 Registration Statement, dated May 17, 2002, is incorporated herein by reference.

      A past-tense opinion of counsel relating to these transactions is filed herewith as Exhibit F-1.

      The transactions described herein were consummated within the period designated in said Application-Declaration.

                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:__/s/ Thomas G. Berkemeyer_
                                    Assistant Secretary


Dated:  April 7, 2003



                                                            Exhibit F-1


614/223-1624


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

April 7, 2003

Re:   American Electric Power Company, Inc.
      File No. 70-8429

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

      (a) all state laws applicable to the proposed transactions have been complied with;

      (b) the notes issued by American Electric Power Company, Inc. ("AEP") are valid and binding obligations of AEP in accordance with their terms; subject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

      (c) the consummation of the proposed transactions have not violated the legal rights of the holders of any securities issued by AEP or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ William E. Johnson

William E. Johnson
Counsel for the Company